Exhibit 12-a

                     ROCKWELL INTERNATIONAL CORPORATION
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            COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
         PRO FORMA COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    THREE MONTHS ENDED DECEMBER 31, 1994
                      (In millions, except for ratios)
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                                                                                         ProForma
                                                                             Pro Forma   Combined
                                                       Rockwell   Reliance  Adjustments    Total

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EARNINGS AVAILABLE FOR FIXED CHARGES:
   Income Before income taxes and change in accounting  $272.9     $(51.3)    $53.5 (1)   $275.1
   Adjustments:
     Undistributed (income) of affiliates.............    (2.2)                             (2.2)
     Minority interest in loss of subsidiaries........     1.8                               1.8
                                                         272.5      (51.3)     53.5        274.7

     Add fixed charges included in earnings:
       Interest expense...............................    23.0        6.0      20.6         49.6
       Interest element of rentals....................    14.8        2.5                   17.3
         Total........................................    37.8        8.5      20.6         66.9

     Total earnings available for fixed charges.......  $310.3     $(42.8)    $74.1       $341.6

FIXED CHARGES:

  Fixed charges included in earnings..................   $ 37.8    $  8.5      $20.6      $ 66.9
  Capitalized interest................................      2.0                              2.0
    Total fixed charges...............................   $ 39.8    $  8.5      $20.6      $ 68.9

PRO FORMA RATIO OF EARNINGS TO FIXED CHARGES                7.8                              5.0


(1)  Pro forma adjustments include the following (see Exhibit 99-b):

    A) To reflect the divestiture of Reliance's telecommunications business         $ (8.2)
    B) Amortize over average period of 35 years the excess of purchase price
         over the estimated fair value of net assets acquired                         (8.4)
    C) Adjust expense for postretirement benefits to reflect Rockwell's
         actuarial assumptions                                                         1.0
    D) Recognize interest expense on borrowings to fund acquisition (at
         assumed rate of 7% on short-term debt and 8.2% on long-term debt)           (20.6)
    E) Remove unusual expenses incurred by Reliance relating to costs associated with abandonment of a prior merger agreement and costs
         associated with the acquisition by Rockwell                                  89.7
      Total Adjustments to Income Before Taxes and Change in Accounting             $ 53.5

(2)  In computing the ratio of earnings to fixed charges, earnings are defined as income before income taxes and change in accounting for retirement medical benefits adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates and fixed charges exclusive of capitalized interest.  Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.

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